Filed Pursuant to Rule 433

Registration Statement No. 333-223282

American International Group, Inc.

$1,000,000,000

4.750% NOTES DUE 2048

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	4.750% Notes Due 2048 (the “Notes”)

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa1 / BBB+ / BBB+ (Stable/Negative/Negative)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	March 19, 2018

Settlement Date:	March 26, 2018 (T + 5)

Maturity Date:	April 1, 2048

Principal Amount:	$1,000,000,000

Price to Public:	99.413% of principal amount

Gross Underwriting Discount:	0.875%

Net Proceeds to Issuer Before Expenses:	$985,380,000

Spread to Treasury Benchmark:	T + 170 basis points

Treasury Benchmark:	2.750% due November 15, 2047

Treasury Benchmark Yield:	3.087%

Coupon:	4.750%

Yield to Maturity:	4.787%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing October 1, 2018

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Early Redemption:	Make-whole redemption at any time prior to October 1, 2047 at a discount rate of Treasury + 30 basis points. Par redemption at any time on or after October 1, 2047.

Material United States Taxation Considerations	Notwithstanding that the Notes have a term in excess of 30 years, the material United States federal income tax consequences described in “Material United States Taxation Considerations—Taxation of Debt Securities” in the issuer’s Prospectus, dated February 28, 2018, in respect of owning, selling and disposing of debt securities, apply to the Notes.

CUSIP/ISIN:	026874 DL8 / US026874DL83

Concurrent Offerings:

$750,000,000 principal amount of 4.200% Notes Due 2028

$750,000,000 principal amount of 5.750% Fixed-to-Floating Rate Series A-9 Junior Subordinated Debentures Due 2048

The settlement of the Notes is not contingent on the settlement of the concurrent offerings.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Passive Book-Runners

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

RBS Securities Inc. (marketing name “NatWest Markets”)

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

CastleOak Securities, L.P.

Commerz Markets LLC

Commonwealth Bank of Australia

Credit Agricole Securities (USA) Inc.

Drexel Hamilton, LLC

ICBC Standard Bank Plc

ING Financial Markets LLC

Loop Capital Markets LLC

nabSecurities, LLC

Natixis Securities Americas LLC

PNC Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

Siebert Cisneros Shank & Co., L.L.C.

Standard Chartered Bank

TD Securities (USA) LLC

The Governor and Company of the Bank of Ireland

The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

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